53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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VIA EDGAR AND OVERNIGHT DELIVERY Ms. Erin K. Jaskot Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Boston	New Jersey
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Re:                             WCI Communities, Inc.
Registration Statement on Form S-4
Filed March 27, 2014

File No. 333-194841

Dear Ms. Jaskot:

On behalf of our client, WCI Communities, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 to the above-captioned Registration Statement on Form S-4 (“Amendment No. 2”), which was initially filed with the Commission on March 27, 2014 (the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Vivien N. Hastings, the Company’s Senior Vice President, Secretary and General Counsel, dated April 21, 2014, from the staff of the Commission (the “Staff”).  For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

General

1.                                      It appears that you are relying on Note 1 to Rule 3-10(f) of Regulation S-X and that you provide the applicable representations on pages 213-214 of the prospectus. However, we are unable to locate this information in a footnote to your financial statements as required by Note 1 to Rule 3-10(f). Please advise and revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to include footnote 21 on page F-47 to provide the additional disclosures called for by Note 1 to Rule 3-10(f) of Regulation S-X. The Company confirms that it will include the disclosure required by Note 1 to Rule 3-10(f) in future filings, including its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Prospectus Cover Page

2.                                      Please include the guarantees on the prospectus cover page as they constitute a separate security.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the prospectus cover page of Amendment No. 2.

The Exchange Offer, page 137

Terms of the Exchange Offer, Period for Tendering Old Notes, page 140

3.                                      We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 140 of Amendment No. 2.

4.                                      We note you reserve the right to “delay accepting any old notes.” Please disclose in what circumstances you would delay acceptance, and confirm that any delay will be consistent with Rule 14e-1(c) under the Securities Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 140 of Amendment No. 2.  The Company confirms that a delay, if any, in the Company’s acceptance of the outstanding notes tendered in the offer would only be done in a manner consistent with Rule 14e-1(c).  The Company anticipates that it would only delay acceptance of outstanding notes tendered in the offer due to an extension of the expiration date of the offer.

Return of Old Notes, page 143

5.                                      Please clarify that you will return any old notes not accepted for exchange “promptly” upon expiration or termination of the exchange offer, as required by Rule 14e-1(c). It is not sufficient to state that you will do so “as promptly as practicable.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 143 of Amendment No. 2.

Certain Conditions to the Exchange Offer, page 144

6.                                      We note your statement that you may terminate or amend the exchange offer before acceptance of the old notes if any of the listed conditions has occurred. Please note that all offer conditions, except those related to government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise your language accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 145 of Amendment No. 2.

Note Guarantees, page 151

7.                                      We note the subsidiary guarantor release provisions on page 153, and in particular the fourth and fifth provisions in the list. Please provide us with your analysis as to how these guarantees constitute “full and unconditional” guarantees as required to rely on Rule 3-10 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 148, 151, 152 and elsewhere throughout Amendment No. 2 to indicate that the subsidiary guarantees are full and unconditional, subject to certain customary exceptions.  The Company, the Guarantors and the Trustee have subsequently entered into a First Supplemental Indenture, dated as of April 28, 2014 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated as of the date hereof), amending the Indenture to delete the guarantor release provisions in Sections 10.07(5) and 10.07(6) of the Indenture.  The Company respectfully advises the Staff that, as a result of this amendment, the Indenture no longer contains any release conditions, the inclusion of which would render the guarantees not to be full and unconditional.  The guarantees may only be released under customary circumstances in accordance with the guidance set forth in Section 2510.5 of the Financial Reporting Manual (the “Manual”) issued by the Staff and, therefore, the guarantees satisfy the requirements for reliance on the exceptions contained in Rule 3-10 of Regulation S-X (“Rule 3-10”). The subsidiary guarantee release provisions are contained in Section 10.07 of the Indenture. Section

10.07 provides that the guarantees may be automatically released in the following circumstances, which fit within the customary circumstances set forth in Section 2510.5 of the Manual:

Section 10.07(1). Upon any permitted consolidation with or merger with or into, any Person (as defined in the Indenture) by such subsidiary guarantor.  The Company submits that the release of a guarantor upon a consolidation or merger, as permitted by the Indenture, is a customary circumstance under which a guarantee may be released. The first bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets. In addition, if this event were to occur, then either (i) the guarantor would be the surviving entity, (ii) the surviving non-guarantor entity would assume the obligations of the guarantor or (iii)  the Company or another guarantor would own the assets of the dissolving guarantor and, as a result, such assets would be owned by an entity that is either primarily liable or is a guarantor of the notes.

Section 10.07(2). Upon the disposition of all or a portion of the equity interests of such subsidiary guarantor by way of merger, consolidation or otherwise such that such subsidiary guarantor ceases to be a subsidiary, if the sale or other disposition does not otherwise violate the asset sale covenant of the Indenture.  The first bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets.

Section 10.07(3). Upon the designation of such subsidiary guarantor as an Unrestricted Subsidiary in accordance with the terms of the Indenture.  An “Unrestricted Subsidiary” is a subsidiary that is so designated by the Board of Directors of the Company as provided in the Indenture, and a “Restricted Subsidiary” is any subsidiary other than an Unrestricted Subsidiary. Unrestricted Subsidiaries are not subject to the covenants set forth in Article 4 of the Indenture. The second bullet under Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically if the subsidiary is declared “unrestricted” for covenant purposes.

Section 10.07(4).  In connection with the dissolution of such subsidiary guarantor under applicable law in accordance with the Indenture.  The Company submits that the release of a guarantor upon its dissolution is a customary circumstance under which a guarantee may be released that is analogous to, and often accompanies, a release upon the sale of a subsidiary or its assets. In addition, if this event were to occur, then either the Company or another guarantor would own the assets of the dissolving guarantor and, as a result, such assets would be owned by an entity that is either primarily liable or is a guarantor of the notes. We understand that the Staff has accepted the same indenture language as coming within the “sale” example of Section 2510.5. See, e.g., QVC, Inc. correspondence dated December 7, 2012.

Section 10.07(7).  Upon the release or discharge of the guarantee which resulted in the creation of the guarantee (except a discharge or release by or as a result of a termination or discharge in full of such guarantee). The fourth bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the requirements of discharge of the indenture have been satisfied.

Section 10.07(8).  Upon defeasance of the Securities. The fourth bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the requirements of legal defeasance or covenant defeasance have been satisfied.

Section 10.07(9).  Upon the full satisfaction of the Company’s obligations under the Indenture.  The fourth bullet under Section 2510.5 of the Manual provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the requirements of discharge of the indenture have been satisfied.

Exhibit 5.2 — Legal Opinion of Vivien N. Hastings

8.                                      Please name counsel in the registration statement as having prepared or certified an opinion for purposes of Item 509(b) of Regulation S-K. See Section II.B.1.e. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 212 of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-1281 or my colleague, Senet Bischoff, at 212-906-1834 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via E-mail)

Vivien N. Hastings

Senet S. Bischoff